Exhibit (a)(5)(D)

PRESS RELEASE

Contact:

Peter Baker, CEO	David Jurasek, CFO
860-945-0661 Ext. 3001	860-945-0661 Ext. 3004

Cott Corporation Successfully Completes Cash Tender Offer of Crystal Rock Holdings, Inc.

Watertown, CT – March 21, 2018: Crystal Rock Holdings, Inc. (NYSE MKT: CRVP) (“Crystal Rock”) today announced the completion of the cash tender offer by CR Merger Sub, Inc. (“Purchaser”), a wholly-owned subsidiary of Cott Corporation (NYSE:COT; TSX:BCB) (“Cott”), for all of the outstanding shares of Crystal Rock for $0.97 per share in cash.

Cott is a route based service company with a leading volume-based national presence in the North America and European home and office bottled water delivery industry and a leader in custom coffee roasting, blending of iced tea, and extract solutions for the U.S. foodservice industry. Cott’s platform reaches over 2.4 million customers or delivery points across North America and Europe supported by strategically located sales and distribution facilities and fleets, as well as wholesalers and distributors.

The depositary and paying agent for the tender offer has advised that, as of 5:00 p.m., New York City time, on March 20, 2018, the expiration of the tender offer, 16,055,804 shares of common stock of Crystal Rock were tendered pursuant to the tender offer, representing approximately 75.17% of the issued and outstanding shares of common stock of Crystal Rock on a fully-diluted basis (as determined pursuant to the merger agreement). In addition, the depositary has received commitments to tender approximately 82,636 shares of common stock of Crystal Rock in accordance with guaranteed delivery procedures, which, when combined with the shares tendered and not properly withdrawn from the tender offer, equal approximately 75.56% of the issued and outstanding shares of common stock of Crystal Rock on a fully-diluted basis. The condition to the tender offer that at least one share more than 50% of the issued and outstanding shares of Crystal Rock (calculated on a fully-diluted basis (as determined pursuant to the merger agreement)) be validly tendered and not validly withdrawn and all other conditions to the tender offer have been satisfied. Accordingly, Purchaser has accepted for payment and will promptly pay the depositary for all validly tendered shares.

Crystal Rock expects that Cott will complete the acquisition of Crystal Rock as promptly as practicable on March 23, 2018 through a merger under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). All remaining shares of Crystal Rock common stock not tendered pursuant to the tender offer (other than shares of Crystal Rock common stock (a) held in the treasury of Crystal Rock or owned by any direct or indirect wholly owned subsidiary of Crystal Rock, (b) owned by Purchaser, Cott or any direct or indirect wholly owned subsidiary of Cott, and (c) in respect of which appraisal rights are perfected in accordance with Section 262 of the DGCL) will be canceled in the merger and converted into the right to receive $0.97 per share in cash, without interest but subject to any required withholding taxes, which is the same price that was paid in the tender offer. Following completion of the merger, shares of Crystal Rock common stock will no longer be listed on the NYSE MKT.

ABOUT CRYSTAL ROCK HOLDINGS, INC.

Crystal Rock (NYSE MKT: CRVP), operating through its subsidiary Crystal Rock LLC, markets and distributes water and coffee service, office supplies, refreshment beverages and other break room items to the commercial office and at home markets throughout the Northeast. For over 100 years, the company has provided quality and high value service, and it’s the largest independent delivery provider of its kind in the United States. It bottles and distributes natural spring water under the Vermont Pure® brand, purified water with minerals added under the Crystal Rock® Waters label and it roasts and packages coffee under its Cool Beans® brand. Launched in 2010, the Crystal Rock Office® brand features traditional office supplies, break room items, furniture and janitorial and sanitation products. The majority of its sales are derived from a route distribution system that delivers water in 3- to 5-gallon reusable, recyclable bottles, and coffee in fractional packs or pods. Crystal Rock believes “Little Things MatterTM” to the customer experience with high standards for delivering premium service excellence and results in customer productivity - at work or at home. Through technical innovation, a branded customer experience and a commitment to community and environment, Crystal Rock family values are integral to the relationships between employees and customers. More information is available at CrystalRock.com.

IMPORTANT INFORMATION FOR INVESTORS

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Crystal Rock common stock. On February 20, 2018, Cott and its acquisition subsidiary filed tender offer materials on Schedule TO, and Crystal Rock filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials and the Solicitation/Recommendation Statement, as amended, are available for free at the SEC’s website at www.sec.gov. Copies of these documents are also available free of charge on Cott’s website at http://www.cott.com/investor-relations. Copies of the documents filed with the SEC by Crystal Rock are available free of charge on Crystal Rock’s website at http://ir.crystalrock.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, as amended, Cott and Crystal Rock file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Cott or Crystal Rock at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Cott and Crystal Rock’s filings with the SEC are also available to the public at the website maintained by the SEC at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements made herein, including, without limitation, with respect to the timing of the completion of the merger contemplated by the agreement and plan of merger between Crystal Rock and Cott, which we refer to as the merger agreement, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the actual outcome of this transaction may differ materially from Crystal Rock’s expectations.

The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements. Such factors include, but are not limited to, the parties’ ability to satisfy the conditions to the merger agreement and to consummate the merger within the timeframe set forth herein and other risks and uncertainties; and those risks and uncertainties discussed from time to time in Crystal Rock’s other reports and other public filings with the SEC.

Additional information concerning these and other factors that may impact Crystal Rock’s expectations and projections can be found in its periodic filings with the SEC, including its Annual Report on Form 10-K for the year ended October 31, 2017, as amended. Crystal Rock’s SEC filings are available publicly on the SEC’s website at www.sec.gov, on Crystal Rock’s website at http://ir.crystalrock.com or upon request by writing to Crystal Rock at Crystal Rock Holdings, Inc., 1050 Buckingham Street, Watertown, Connecticut 06795, attention: David Jurasek, Chief Financial Officer. Crystal Rock disclaims any obligation or undertaking to update or revise the forward-looking statements contained herein, whether as a result of new information, future events or otherwise.